

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 14, 2007

Mr. Thierry Le Roux
Chief Operating Officer
Compagnie Generale de Geophysique-Veritas
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris, France

   Re: **Compagnie Generale de Geophysique-Veritas**
       Form 20-F for the Fiscal Year Ended December 31, 2006
       Filed May 7, 2007
       Response letter dated October 17, 2007
       File No. 001-14622

Dear Mr. Le Roux:

  We have completed our review of your Form 20-F and have no further comments at this time.

         Sincerely,

         Brad Skinner
         Senior Assistant Chief Accountant